SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Guidance 1Q09 (USGAAP)

São Paulo, March 23rd 2009 – Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide its future quarterly and annual results in USGAAP.  It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community. This report assumes an average exchange rate of R$2.3277/US$ for 1Q09. Since VCP has not released the 4Q08 results until now, this guidance is focused on market and operational performance only.

Pulp Business
International Market
Chinese inventories build in the 3Q08 have already flowed through the chain. In December 2008, total shipments totaled 1.3 million tons[1], 100% over the 4 previous month’s average. In January 2009, the total volume shipped to China was 917 thousand tons, 30% above January 2008 and 43% above the August to November 2008 average. Latin America has doubled its pulp shipment volume to China and has become the major supplier of fiber to the region, a consequence of the gradual process of fiber substitution. Despite the positive statistics, pulp may finish the 1Q09 negotiated US$400/tonne, net of discounts.

The highest concentration of producers’ inventories is currently in Europe, where there was an important reduction in the paper demand. On the other hand, February data indicate about 8% reduction in the buyers’ inventories to 856 thousand tons[2] (23 days), 200 thousand tons below February 2007, the lowest since 1996.

Hardwood pulp list price in Europe is around US$510/tonne, which is equivalent to the cost level of the most competitive producers. A possible price recovery will be a consequence of the inventory excess reduction and an important reduction on supply may be observed in the short term. For instance, from October 2008 to April 2009, approximately 3.0 million tons of market pulp will no longer be produced, according to recent announcements.

In United States, list price for eucalyptus pulp is negotiated at approximately US$610/tonne[3].

Pulp volumes and cash cost

Despite the scenario of demand reduction, VCP may reach sales volume of 330 thousand tons of pulp in the 1Q09, 7% above the 1Q08. VCP’s pulp inventory should be at normal levels by the end of 1Q09 due to the combination of a good commercial performance and a slowdown on Jacareí mill pulp production.

The 1Q09 cash cost should be around US$224/tonne.

Paper Business
Paper Market
The local currency depreciation increases the competitiveness of paper in the local market. On another hand, the global financial crisis affected the credit availability, which caused a reduction in the inventory levels in the chain, especially on the distributors. The consequence is a reduction on demand in the 1Q09 of both coated and uncoated paper segments, which tends to recover along the year.

VCP Paper Sales
VCP has improved its paper mix by increasing the sales of coated and specialty products, which should increase the average price in 6% 1Q09 over 4Q08, in local currency. VCP paper sales volume should be approximately 78 thousand tons in the 1Q09.

1 Source: PPPC
2 Source: Utipulp
3 RISI, Feb09

Guidance 1 / 2

VCP / Aracruz Corporate Restructuring

On March 5th, 2009 VCP has announced the acquisition of Aracruz shares held by Safra. The payment of the first installment will be made on April, 2009. The second installment was later postponed to October, 2010 at 105% CDI (local interest rate), following a private negotiation between the counterparts.

The Public Offer for Acquisition of Aracruz ordinary shares held by the minor shareholders will follow the same payment schedule agreed with Arapar.

IR team Paulo Prignolato CFO and IRO Gustavo Barreira, IR Manager Mara Dias, IR Consultant Anna Laura, IR Analyst	Investor Relations Phone: (55 11) 2138-4287 4168 4361 4261 Fax: (55 11) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 2 / 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 23, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer